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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 13, 2023.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH HEREIN.

Please mark your votes like this X

Proposal	FOR	AGAINST	ABSTAIN
1. **Appointment of Director** – To re-elect Amir Bader as a member of the Company's board of directors for a three-year term.	☐	☐	☐
2. **Appointment of Director** – To re-elect Thomas Hawkins as a member of the Company's board of directors for a three-year term.	☐	☐	☐
3. **Appointment of Auditor** – To acknowledge the re-appointment of BDO Israel as the Company's statutory auditor.	☐	☐	☐
4. **Remuneration of Auditor** – To authorize the Company's board of directors to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the audit committee of the board of directors.	☐	☐	☐
5. To amend the Company's equity incentive plan (the "**Plan**") to increase the total number of ordinary shares of US$0.0022 each in the capital of the Company (the "**Ordinary Shares**") authorized to be issued to the employees (including executive officers), consultants and non-employee directors under the Plan by 1,500,000 Ordinary Shares to a total of 1,731,019 Ordinary Shares, representing approximately 13.88% of the Company's issued share capital on a fully diluted basis as at 15 November 2023.	☐	☐	☐

MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW: ☐

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PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY. ANY VOTES RECEIVED AFTER THE START OF THE RELEVANT MEETING WILL NOT BE COUNTED.

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**__________**2023.**

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre,
Mespil House, Sussex Road,
Dublin 4, Ireland, D04 T4A6

ANNUAL GENERAL MEETING

YOUR VOTE IS IMPORTANT

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 14, 2023

The undersigned, revoking any previous proxies relating to these shares with respect to the proposals herein, hereby acknowledges receipt of the proxy statement dated 21 November 2023, in connection with the annual general meeting of shareholders of SMX (Security Matters) PLC (“Company”) to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland, D02 T380, on December 14, 2023 at 1:00 p.m. (Dublin time) for the sole purpose of considering and voting upon the following proposals, and hereby appoints the chair of the meeting (or his duly appointed substitute) or ____________________________ as attorney and proxy of the undersigned to vote all ordinary shares of the Company registered in the name provided, which the undersigned is entitled to vote at the annual general meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF A SIGNED AND DATED PROXY IS RETURNED BUT NO DIRECTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS.

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS SET FORTH HEREIN.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY AS SOON AS POSSIBLE.

(Continued and to be marked, dated and signed on reverse side)